________________________________________________________________________________

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              -------------------

                                  SCHEDULE TO/A
                                 (RULE 14d-100)

       TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                AMENDMENT NO. 1

                              -------------------

                              NCS HEALTHCARE, INC.
                       (Name of Subject Company (Issuer))

                                 OMNICARE, INC.
                             NCS ACQUISITION CORP.
                      (Names of Filing Persons (Offerors))

                CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                    62887410
                     (CUSIP Number of Class A Common Stock)

                                      AND

                CLASS B COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                 NOT APPLICABLE
                     (CUSIP Number of Class B Common Stock)

                              PETER LATERZA, ESQ.
                       VICE PRESIDENT AND GENERAL COUNSEL
                                 OMNICARE, INC.
                         100 EAST RIVERCENTER BOULEVARD
                           COVINGTON, KENTUCKY 41011
                           TELEPHONE: (859) 392-3300
      (Name, Address and Telephone Number of Person Authorized to Receive
            Notices and Communications on Behalf of Filing Persons)

                                    COPY TO:

                             MORTON A. PIERCE, ESQ.
                              DEWEY BALLANTINE LLP
                          1301 AVENUE OF THE AMERICAS
                            NEW YORK, NEW YORK 10019
                           TELEPHONE: (212) 259-8000
                              -------------------

                           CALCULATION OF FILING FEE

              Transaction Valuation*                               Amount of Filing Fee
                   $91,816,869                                          $18,363.37

* Estimated for purposes of calculating the amount of the filing fee only. This amount assumes the purchase of (i) 18,460,599 shares of the class A common stock, par value $0.01, of NCS HealthCare, Inc. (the 'Company'), representing all of the outstanding shares of such class as of July 28, 2002 (less 1,000 shares of such class owned by Omnicare, Inc.), (ii) 5,255,210 shares of the class B common stock, par value $0.01, of the Company, representing all of the outstanding shares of such class as of July 28, 2002, (iii) 2,422,724 shares reserved for issuance upon the exercise of outstanding options to purchase class A common stock and (iv) 94,858 shares reserved for issuance upon the exercise of outstanding options to purchase class B common stock. The number of outstanding shares and shares reserved for issuance upon the exercise of options is contained in the Current Report on Form 8-K filed by the Company on July 30, 2002.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.


Amount Previously Paid: $18,363.37     Filing party: Omnicare, Inc.
Form or Registration No.: SC TO        Date Filed: August 8, 2002


[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

    [x] third-party tender offer subject to Rule 14d-1

    [ ] issuer tender offer subject to Rule 13e-4

    [ ] going private transaction subject to Rule 13e-3

    [ ] amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer [ ]

________________________________________________________________________________

            This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the "Commission") on August 8, 2002 (the "Schedule TO") by Omnicare, Inc., a Delaware corporation ("Omnicare"), and NCS Acquisition Corp., a Delaware corporation ("Purchaser") and a wholly-owned subsidiary of Omnicare. The Schedule TO relates to a tender offer by Purchaser to purchase all of the outstanding shares of class A common stock, par value $0.01 per share, and class B common stock, par value $0.01 per share, of NCS HealthCare, Inc. (the "Company") for a purchase price of $3.50 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 8, 2002 (the "Offer to Purchase"), and in the related Letter of Transmittal (the "Letter of Transmittal" which, together with the Offer to Purchase, as hereby or hereafter amended or supplemented from time to time, constitute the "Offer"). Copies of the Offer to Purchase and the related Letter of Transmittal are filed with the Schedule TO as Exhibits (a)(1) and (a)(2), respectively. Capitalized terms used and not defined herein shall have the meanings assigned such terms in the Offer to Purchase and the Schedule TO.

ITEM 5.     Past Contracts, Transactions, Negotiations and Agreements.

            Section 11 ("Background of the Offer") of the Offer to Purchase is hereby amended by adding the following to the end of such Section:

            On August 8, 2002, Omnicare sent the following letter to the Company and made its contents public:

                            [LETTERHEAD OF OMNICARE, INC.]
   August 8, 2002

                          BY FACSIMILE AND OVERNIGHT COURIER

   Board of Directors
   NCS HealthCare, Inc.
   3201 Enterprise Parkway
   Suite 220
   Beachwood, Ohio 44122

   Gentlemen:

   As you are aware, Omnicare, Inc., through a wholly-owned subsidiary, today commenced a tender offer to purchase all of the outstanding shares of Class A Common Stock and Class B Common Stock of NCS HealthCare, Inc. for $3.50 per share, net to the sellers in cash, subject to the terms and conditions contained in the Offer to Purchase, dated August 8, 2002, and related Letter of Transmittal. As we have stated repeatedly, our offer is compelling and represents a significant premium for NCS stockholders (particularly when compared with the NCS/Genesis Health Ventures, Inc. transaction). Given NCS's refusal to respond to our proposal, we had no alternative but to take our offer directly to our fellow NCS stockholders.

   We are disappointed with your refusal even to discuss our proposal and your apparent disregard of your fiduciary duties to NCS stockholders. We remain, however, optimistic that the NCS Board of Directors will realize that our proposal provides NCS stockholders with the greatest value and, in accordance with your fiduciary obligations, will take all necessary action to afford NCS stockholders the opportunity to consider our proposal and realize this significant value.

   As expressed in our previous letters to the NCS Board of Directors, we would prefer to work together with NCS to complete a transaction that provides the greatest value to NCS and its stockholders, as well as NCS bondholders and other creditors. As we have already stated, we are willing to discuss all aspects of our offer, including structure, price and type of consideration. We also are willing to execute a merger agreement substantially identical to the NCS/Genesis Merger Agreement. We would, however, be willing to remove provisions in the agreement relating to the "break-up" fee and voting agreements (as well as other terms that we believe violate Delaware law), which may operate as a deterrent to a third party willing to provide greater value to NCS's equity and debt holders. Also, NCS bondholders and other creditors would be treated the same as they would be treated in the proposed NCS/Genesis transaction. In essence, we are offering a significant premium to the Genesis transaction and are willing to agree to the merger agreement you have already negotiated with Genesis without the provisions which preclude the acceptance of superior third-party proposals.

   We believe that we could consummate a negotiated transaction very quickly. Most of the conditions to our tender offer would be satisfied if we are able to negotiate a transaction with NCS, other than those customary conditions that already are included in the NCS/Genesis Merger Agreement. Although we need to complete confirmatory due diligence, we are confident that our diligence review can be completed in a matter of days if we are provided with reasonable access to certain customary non-public information regarding NCS, which we expect was made available to Genesis.

   Finally, our proposal clearly represents a "Superior Proposal," as defined in
   Section 5.3(c)(vi) of the NCS/Genesis Merger Agreement. In fact, our offer represents more than twice the value of the consideration being offered to stockholders in the proposed NCS/Genesis transaction. In addition, our proposal is not subject to any financing condition and can be consummated at least as quickly as the proposed NCS/Genesis transaction. Given that our proposal constitutes a "Superior Proposal," we would expect, in accordance with the discharge of your fiduciary duties and as permitted by the terms of the NCS/Genesis Merger Agreement, to begin discussing the terms of our proposal with NCS and to begin our confirmatory investigation of NCS's non-public information as soon as possible.

   We look forward to your prompt response.


            Sincerely,

            /s/
            Joel F. Gemunder
            President and Chief Executive Officer

ITEM 11.  Additional Information

         The following is hereby added to the end of Section 18 ("Legal Proceedings") of the Offer to Purchase:

On August 7, 2002, Dolphin Limited Partnership, LLP, filed a class action complaint against the Company and the Company's Board of Directors in the Delaware Court of Chancery seeking, among other things, an order:

         (1) declaring the action to be a class action and certifying plaintiff as the class representative and its counsel as class counsel;

         (2) enjoining, preliminarily and permanently, the proposed merger between NCS and Genesis;

         (3) directing defendants to condition the Genesis merger on the approving vote of the Class A stockholders voting as a separate class;

         (4) in the event that the transaction is consummated prior to the entry of the Court's final judgment, rescinding it or awarding plaintiff and the Class rescissory damages;

         (5) directing that defendants account to plaintiff and the other members of the Class for all damages caused by them and account for all profits and any special benefits obtained as a result of their breaches of their fiduciary duties; and

         (6) awarding plaintiff the costs and disbursements of this action, including a reasonable allowance for fees and expenses of plaintiff's attorneys and experts.


ITEM 12.  Exhibits

         Item 12 is hereby amended and supplemented with the following information:

         Exhibit (a)(1)(J) Press Release issued by Omnicare on August 8, 2002.

                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 9, 2002

                                          OMNICARE, INC.

                                          By: /s/ DAVID W. FROESEL, JR.
                                              -------------------------------

                                          Name: David W. Froesel, Jr.
                                          Title: Senior Vice President
                                                 and Chief Financial Officer

                                          NCS ACQUISITION CORP.

                                          By: /s/ DAVID W. FROESEL, JR.
                                              ------------------------------

                                          Name: David W. Froesel, Jr.
                                          Title: Vice President and Chief
                                                 Financial Officer

                                 EXHIBIT INDEX

(a)(1)(A)  Offer to Purchase dated August 8, 2002.*

(a)(1)(B)  Letter of Transmittal.*

(a)(1)(C)  Notice of Guaranteed Delivery.*

(a)(1)(D)  Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other
           Nominees.*

(a)(1)(E)  Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust
           Companies and Other Nominees.*

(a)(1)(F)  Guidelines for Certification of Taxpayer Identification Number on Substitute
           Form W-9.*

(a)(1)(G)  Summary Advertisement, published August 8, 2002.*

(a)(1)(H)  Press Release issued by Omnicare, Inc. on August 8, 2002.*

(a)(1)(I)  Complaint filed in the Chancery Court, New Castle County, Delaware on
           August 1, 2002.*

(a)(1)(J)  Press Release issued by Omnicare, Inc. on August 8, 2002.

(b)(1)     Three-year, $495.0 million Credit Agreement, dated as of March 20, 2001, among
           Omnicare, Inc., as the Borrower, the Guarantors named therein and the lenders named therein, as the Lenders, Lehman Commercial Paper Inc., as a Syndication
           Agent, Sun Trust Bank, as a Documentation Agent, Deutsche Banc Alex. Brown, as
           a Documentation Agent, and Bank One, NA, with its main office in Chicago,
           Illinois, as the Administrative Agent. (Incorporated by reference to Exhibit
           99.3 of Omnicare's Current Report on Form 8-K filed with the Securities and
           Exchange Commission on March 23, 2001).

(c)        None.

(d)(1)     Confidentiality Agreement, dated August 29, 2001, between Omnicare, Inc. and
           NCS HealthCare, Inc.*

(e)        None.

(f)        None.

(g)        None.

(h)        None.

---------------------
* Previously filed.